UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             QS Communications Corp.
--------------------------------------------------------------------------------
                                (Name of issuer)

               Common Stock, Euro 1.00 nominal par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    74727G101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

---------------------                                      ---------------------
CUSIP No. 74727G101                   13G                    Page 2 of 8 Pages
---------------------                                      ---------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    4,224,970
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      4,224,970
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,224,970
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

----------------------                                       -------------------
CUSIP No. 74727G101                13G                        Page 2 of 8 Pages
----------------------                                       -------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Manjit Dale
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,224,970*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.2%*
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON


-------- -----------------------------------------------------------------------

* Manjit Dale may be deemed to be the beneficial owner of the Common Stock and is listed here solely for that purpose. Mr. Dale disclaims beneficial ownership of these shares.

Item 1(a).     Name of Issuer:

               QS Communications Corp. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is Mathias-Brueggen-Strasse 55, 50829 Cologne, Federal Republic of Germany.


Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ( the "DBAG") and Mr. Manjit Dale ("MD" and, together with DBAG, the "Reporting Persons"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

               The principal place of business of MD is DB Capital Partners, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock, which also includes securities held in the form of American Depository Shares (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.        If   this   statement  is filed  pursuant to  Rules 13d-1(b),  or
               13d-2(b) or (c), check whether the person filing is a:

               (a)  |_| Broker or dealer registered under section 15 of the Act;

               (b)  |_| Bank as defined in section 3(a)(6) of the Act;

               (c)  |_| Insurance  Company as defined in section 3(a)(19) of the
                        Act;

               (d)  |_| Investment  Company  registered  under section 8 of the
                        Investment Company Act of 1940;

               (e)  |_| An  investment  adviser  in  accordance  with Rule 13d-1
                       (b)(1)(ii)(E);

               (f)  |_|  An  employee   benefit  plan,  or  endowment   fund  in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  |_| A parent holding company or control person in accordance
                        with Rule 13d-1 (b)(1)(ii)(G);

               (h)  |_| A savings  association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

               (i)  |_| A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting  Person owns the amount of the Common Stock as set forth on the cover page.

               (b)  Percent of class:

                    The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

               (c)  Number of shares as to which such person has:

                    (i)     sole power to vote or to direct the vote:

                            The  Reporting  Person has the sole power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                    (ii)    shared power to vote or to direct the vote:

                            The Reporting Person has the shared power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                            The  Reporting  Person has the sole power to dispose
                    or direct the disposition of the Common Stock as set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition of:

                            The Reporting Person has the shared power to dispose
                    or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.        Ownership  of More than  Five  Percent  on Behalf of  Another
               Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               BT Capital Investors Offshore L.P., a subsidiary of DBAG, acquired the Common Stock included in the figure on the DBAG cover page.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001



                                     DEUTSCHE BANK AG



                                     By: /s/ Karl-Heinz Baumann
                                        ------------------------------
                                         Name:  Karl-Heinz Baumann
                                         Title: Director



                                     By: /s/  Christoph Kirschhofer
                                        --------------------------------
                                         Name:  Christoph Kirschhofer
                                         Title: Director

                           Consent of Mr. Manjit Dale


          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Manjit Dale pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 9, 2001



                                       By: /s/ Manjit Dale
                                          ------------------------------
                                          Name:   Manjit Dale
                                          Title: